Investor Presentation

MAY 1, 2012

HEALTHCARE
REALTY

Information as of March 31, 2012, unless otherwise disclosed.

The Big Picture



HEALTHCARE REALTY

- $2.9 billion invested in 210 properties and mortgages
- 13.7 million square feet in 28 states
- 10.4 million square feet managed internally
- 85% medical office and outpatient
- 75% on or adjacent to hospital campuses

TOP LOCATIONS	SQ FT	%
Dallas/Fort Worth	2,314,184	16.9%
Nashville	812,608	5.9%
Charlotte	787,404	5.8%
Houston	729,712	5.3%
San Antonio	613,280	4.5%
Indianapolis	558,694	4.1%
Richmond, Virginia	558,209	4.1%
Los Angeles	551,955	4.0%
Denver/Colorado Springs	540,051	3.9%
Roanoke, Virginia	466,204	3.4%


MORE THAN $1 TRILLION OF HEALTHCARE REAL ESTATE VALUE
ACUTE CARE
Hospitals $304B
ACUITY
IRF $15B
LTAC $18B
OUTPATIENT CARE
RECOVERY & REHABILITATION
Skilled Nursing $104B
RESIDENTIAL CARE
MOB/Outpatient $169B
Senior Housing $163B
Hospital-Based Outpatient $42B
Small Physician Clinics $203B
SETTING

SOURCE: Sg2 AND STIFEL NICOLAUS

Size of MOB Market

TOTAL OUTPATIENT/MOB MARKET

$262B*



REITs
$15B
Non-REITs
$37B
Investor-owned
$52B
Hospital-owned
$210B

Hospital-owned facilities are rarely for sale.

ANNUAL SALES

$2.4B



NEW DEVELOPMENT EACH YEAR

$5B



Best prospects for fostering hospital relationships.

*TOTAL OUTPATIENT/MOB MARKET EXCLUDES GOVERNMENT AND MOST SMALL PHYSICIAN CLINICS

SOURCE: STIFEL NICOLAUS; REAL CAPITAL ANALYTICS; MODERN HEALTHCARE

Who Owns MOBs?



100%
75%
50%
25%
0%
% OF MOBS IN PORTFOLIO
13%
16%
18%
8%
30%
85%
1%
1%
HCP
VTR
HCN
DRE
SNH
OHI
HR
MPW
NHI
LTC
SBRA

* INCLUDES ONLY PUBLIC REITs

SOURCE: BARCLAYS AND COMPANY FILINGS

The aging population and increased utilization is expected to drive higher volumes of outpatient visits.


20%
HC Exp. % of GDP
19.8%
% over 65yr. old
16.1%
1960
2020


AGE
<45
2.3
45-64
3.7
>65
6.9
2
4
6
ANNUAL PHYSICIAN OFFICE VISITS

SOURCE: CMS.GOV
US CENTERS FOR DISEASE CONTROL AND PREVENTION
US CENSUS BUREAU

Reform forced physicians to rethink their future and delayed decision making.


VOLUME
ACCOUNTABILITY & RISK
ALIGNMENT / CONSOLIDATION
ADMINISTRATIVE BURDEN
REIMBURSEMENT


Paralyzed
Embracing
PHYSICIANS
HOSPITALS
Denial
Acceptance
RESILIENCY
UNDERSTANDING

SOURCE: DIXON HUGHES GOODMAN

Physicians and hospitals are increasingly moving forward with alignment models.


100%
50%
0%
PRACTICES OWNED BY PHYSICIANS
PRACTICES OWNED BY HOSPITALS
2002
TODAY
2013


ACO
Bundled Payments
Clinical Integration
Institute
Foundation
Individual Employment Contracts
Joint Venture
Co-Management
IPA
Recruitment Support/Income Guarantee
Volunteer Medical Staff
RESOURCES
DEGREE OF ALIGNMENT

SOURCE: DIXON HUGHES GOODMAN

Proximity to hospital drives long-term value and lowers risk.


ACCESS & CONVENIENCE
LIMITED SUPPLY
HOSPITAL
ON-CAMPUS
LOWER RISK
LOWER FUNGIBILITY
NEAR-CAMPUS
OFF-CAMPUS

LOW-FUNGIBILITY: (n.)
Having a unique quality which can not be replaced exactly.


HR'S % ON/ADJ TO CAMPUS
64
66
66
69
70
72
74
75
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2010
2011
2012

Healthcare Realty has strategically shifted its portfolio toward lower-risk, on-campus medical office buildings.

Portfolio History



$3,200
$2,800
2,400
2,000
1,600
1,200
800
400
0
ASSETS (in millions)
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
1995
Acquired Starr Sanders Johnson
1998
Acquired Capstone Capital Corporation
2004
Acquired Baylor Healthcare Portfolio
2007
Sold Senior Living Facilities and paid special dividend of $4.75 per share
2008
Acquired Carolinas Healthcare System Portfolio
2011
Acquired Bon Secours Portfolio
MEDICAL OFFICE BUILDING
SPECIALITY INPATIENT
SENIOR LIVING
OTHER

Since 2007, Healthcare Realty has nearly doubled its asset base, reducing risk and increasing long-term value.

Total Assets with New Investments


$2.1B
$316M
$111M
$1,637M
$2.3B
$81M
$96M
$2,081M
$2.6B
$305M
$84M
$2,220M
$2.9B
$190M
$141M
$2,541M
2008
2009
2010
2011

ANNUAL AVERAGE OF NEW INVESTMENTS : $331M

ACQUISITION

DEVELOPMENT

2008-2011 Acquisitions & Development

TOTAL ASSETS $2.9B


$1.3B: CUMULATIVE NEW INVESTMENTS
31%
54%
15%

CUMULATIVE INVESTMENTS

ACQUISITION $892M

DEVELOPMENT $432M

HEALTHCARE REALTY TENANT SPECIALTIES

- Allergy
- Anesthesiology
- Audiology
- Cardiology
- Dermatology
- Ear, Nose and Throat
- Family Practice
- Gastroenterology
- General Surgery
- Head and Neck Surgery
- Infectious Diseases
- Neurology
- OB/GYN
- Oncology/Hematology
- Ophthalmology
- Orthopedic
- Pediatrics
- Physical Therapy
- Podiatry
- Psychology/Psychiatrist
- Radiology
- Rheumatology


0-2,500 SQ FT
2,501-5,000 SQ FT
5,001-7,500 SQ FT
7,501-10,000 SQ FT
10,0001+ SQ FT

Healthcare Realty's Avg. Tenant Size: 4,361 SQ FT

Healthcare Realty achieves diversity through tenant size and medical specialties rather than asset type.


100%
80%
60%
40%
20%
0%
% OF HR REVENUE
00
01
02
03
04
05
06
07
08
09
10
11
MULTI-TENANT PROPERTIES
MASTER LEASED / SINGLE TENANT NET LEASE PROPERTIES

Beginning in 2007, Healthcare Realty initiated a strategic shift away from senior living and master-leased properties… toward an even larger percentage of multi-tenant medical office and outpatient facilities.



$2.9 BILLION OF GROSS ASSETS
ACQUISITIONS
LEASE-UP
STABILIZED PROPERTIES
SIP
CIP
MTGS
NON-CORE ASSETS
DISPOSITION
4%
1%
13%
77%
5%


STABILIZED PROPERTIES
77% OF ASSETS
MTGs
CIP
SIP
LEASE-UP
NON-CORE ASSETS
DISPOSITION

91% Occupied

> 8% Yield on Cost

~ $184M NOI

- $2.2B Assets
- 2-4% NOI Growth
- 20% Single-tenant net lease
- 80% Multi-tenant



MTGs
CIP
SIP
STABILIZED PROPERTIES
LEASE-UP
NON-CORE ASSETS 5%
DISPOSITION

Through routine asset management, Healthcare Realty recycles capital into new assets.

~40% Occupied

Includes expired master leases & smaller assets within portfolios acquired over past years

- $115M Repositioned Assets (19 Buildings)
- $14M Assets Held for Sale (10 Buildings)
- No meaningful NOI

Development properties can generate higher returns and enhance the longevity and sustainability of the portfolio.


MTGs
CIP
1%
SIP
13%
STABILIZED
PROPERTIES
LEASE-UP
NON-CORE
ASSETS
DISPOSITION

37% Leased

46% Leased

- **$25-30M of potential NOI**
- $0.7M NOI loss in 1Q 2012
- $1.0M NOI contribution by 4Q 2012

Historically, physicians have been relatively immune to economic cycles, but the financial crisis paired with healthcare reform created unprecedented angst and indecision.


STABILIZED
95%
COVER COST OF CAPITAL
75%
50%
COVER OPERATING EXPENSES
35%
2008/2009 Financial Crisis
Healthcare Debate/Reform
Healthcare Policy Implementation
Typical Leasing Pattern
WHERE WE ARE NOW
CO
1 YR
2 YR
3 YR
CONSTRUCTION
LEASE-UP


CORE MOB CAP RATE RANGE
REHAB HOSPITALS
SPECIALTY HOSPITALS
OFF-CAMPUS MOBS
ON-CAMPUS MOBS
Potential value created by targeting development yields in excess of market cap rates
5%
6%
7%
8%
9%
10%
ACQUISITION CAP RATE
DEVELOPMENT YIELD ADVANTAGE
PORTFOLIO CAP RATE PREMIUM

Healthcare Realty's portfolio is largely comprised of lower-risk, high-value properties.


LOWEST RISK
6.5-7.5%
6-7%
Market Environment
PHYSICIAN OFFICE VISITS
INPATIENT PROCEDURES
PHYSICIAN NEED
8% +
7-8%
HIGHEST RISK
INCOME
INSURED POPULATION
POPULATION GROWTH
Patient Affluence
HR PORTFOLIO
HR DEVELOPMENTS
% CURRENT CAP RATE RANGE

Asset and portfolio value is a function of market and asset-specific attributes.

ASSET-SPECIFIC ATTRIBUTES

- On/off campus
- Hospital strength
- Tenant mix
- Building size
- Ground lease vs. fee simple
- Building condition/functionality
- Competition
- Parking
- Financial measures:
  - Growth profile
  - Lease rates
  - Capital rates
  - Operating expenses
  - Lease turnover/expirations

Cap Rates

"We applied a discount rate of 6.5% on MOBs, down 25 bps from last quarter, as we assume a higher portfolio premium due to the uniqueness of HR's portfolio size."

-STIFEL NICOLAUS, FEBRUARY 28, 2012

REAL CAPITAL ANALYTICS
Transactions. Trends. Tools.

Cap Rate (Yield) | Quartile Distribution

	Bottom	Bottom 25%	Median	Top 25%	Top
User Defined	9.3%	8.2%	7.3%	6.9%	5.9%
United States	9.3%	8.2%	7.3%	6.9%	5.9%

Data based on prior 12 months. Printed on 24 April 2012

"MOBs are an asset class that provides stable NOI growth. That attribute is particularly appealing during times of economic uncertainty. MOBs are arguably the best health care sub-asset classes in the current health care real estate environment, which is marked by unsteady senior housing fundamentals and uncertain government reimbursements. Furthermore, the current pace of MOB development is at a ten-year low, which should help support NOI growth for current MOB owners."

-GREEN STREET ADVISORS, DECEMBER 27, 2011

MACRO

CAP RATES



HEALTHCARE POLICY



MICRO


Occupancy & Leasing
Lease Rates
Rent Escalation
Re-Leasing Spreads
Tenant Retention
TI Allowance
Operating Expense
Acquisitions & Develop.
Balance Sheet Mgmt.

Over time, development properties can enhance NAV more than acquisitions.


TODAY
Value created above cost
Perceived value gap at current time
Start of value creation with development
AVERAGE STABILIZED YIELD
COST OF CAPITAL
DEVELOPMENT LEASE UP
TIME

Multiple short-term leases in buildings with low fungibility reduce unknown variables and lead to more frequent market adjustments, thus yielding better cumulative returns.



~3-3.5% PER YEAR
~1.5-2% PER YEAR
73%
51%
32%
15%
15-YEAR CUMULATIVE INCREASE
5
10
15
LEASE TERM / YEARS

Development properties can boost the growth rate of the core portfolio.


DEVELOPMENT 3-5%
ACQUISITIONS 2-4%
STABILIZED PROPERTIES 2-4%
ANNUAL PORTFOLIO NOI
TIME

Capital Stack



$238M
Revolver
1.75%
OCT. 2015
$264M
Senior notes due 2014
5.19%
APR. 2014
$299M
Senior notes due 2017
6.62%
JAN. 2017
$397M
Senior notes due 2021
5.86%
JAN. 2021
$221M
Mortgage notes payable
6.29%
MAR. 2017
(AVG.)
$1,715M*
Equity, market value
∞
0 YRS
10 YRS
MATURITY
$3,134
MILLION

*Based on closing price of $22.00 on March 30, 2012

Total Capitalization